Exhibit 99.4

Stock Code：8150

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

2018

Annual Shareholders' Meeting
Meeting Handbook

Time：June 26, 2018

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

Table of Contents

A.	Meeting Procedure		1

B.	Meeting Agenda		2

	I.	Chairman’s Opening Remarks	3

	II.	Report Items	3

	III.	Matters for Ratification	5

	IV.	Matters for Discussion	6

	V.	Other Proposals	7

	VI.	Special Motions	7

C.	Attachments

	1.	2017 Business Report	8

	2.	Audit Committee’s Review Report	10

	3.	Comparative Table of Amendments to Procedures for Ethical Management and Guidelines for Conduct	15

	4.	Financial Statements and Independent Auditor’s Report	26

	5.	Earnings Distribution Proposal of 2017	53

	6.	Proposal of Releasing Directors from Non-Compete Restriction	54

D.	Appendix

	1.	Rules and Procedures of Shareholders’ Meeting	55

	2.	Articles of Incorporation	60

	3.	Shareholdings of All Directors	68

A. Meeting Procedure

I.	Call the meeting to order

II.	Chairman takes chair

III.	Chairman’s Opening Remarks

IV.	Report Items

V.	Matters for Ratification

VI.	Matters for Discussion

VII.	Other Matters

VIII.	Special Motions

IX.	Meeting Adjourned

B. Meeting Agenda

I.	Chairman’s Opening Remarks

II.	Report Items:

1.	Company’s business report for fiscal year 2017.

2.	Audit Committee’s review report of the financial reports for fiscal year 2017.

3.	Report of audited impairment loss on assets.

4.	Amendments to Procedures for Ethical Management and Guidelines for Conduct.

5.	Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2017.

6.	Explanation of not adopting shareholder’s proposal in the agenda.

III.	Matters for Ratification:

1.	Adoption of the financial reports for fiscal year 2017.

2.	Adoption of the earnings distribution proposal for fiscal year 2017.

IV.	Matters for Discussion:

1.	Proposal of Capital Reduction.

V.	Other Proposals:

1.	To release restrictions under Article 209 of the Company Act regarding non-compete of directors.

VI.	Special Motions

VII.	Meeting Adjourned

Time: 9:00 a.m., June 26, 2018 (Tuesday)

Place: Hsinchu Science Park Life Hub

          (Einstein Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan)

Chairman: Mr. Shih-Jye Cheng

I.	Chairman’s Opening Remarks.

II.	Report Items

Report Item 1

Subject: Company’s business report for fiscal year 2017.

Explanatory	Note: Please refer to Attachment 1, page 8 of this Handbook, for Company’s 2017 business report.

Report Item 2

Subject: Audit Committee’s review report of the financial reports for fiscal year 2017.

Explanatory	Note: Please refer to Attachment 2, page 10 of this Handbook, for Audit Committee’s review report.

Report Item 3

Subject: Report of audited impairment loss on assets.

Explanatory Note:

1.	Company assessed, in accordance with statement of financial accounting standards, that the impairment loss on assets for 2017 was NT$956 thousand, as shown in the table below:

	(Unit : NT$ thousand)
Class of Assets	Category	Amount
Equipment	Property, Plant and Equipment	956

2.	The impairment loss on assets has been recognized in the 2017 audited financial statements.

3.	This item has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby reported at the annual shareholders’ meeting.

Report Item 4

Subject: Amendments to Procedures for Ethical Management and Guidelines for Conduct.

Explanatory Note:

1.	Due to the change in internal regulations and in order to strengthen corporate governance, Company hereby proposes to amend the Procedures for Ethical Management and Guidelines for Conduct. Please refer to Attachment 3, page 15 of this Handbook, for the comparative table of the amendments to Procedures for Ethical Management and Guidelines for Conduct.

2.	This item has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby reported at the annual shareholders’ meeting.

Report Item 5

Subject: Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2017.

Explanatory Note:

1.	Article 25 of the Company’s Articles of Incorporation provides that “if there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors.“Further, Paragraph 1 of Article 235-1 of the Company Act provides that “company shall specify a fixed amount or ratio of the profit of the current year distributable as employees’ compensation in the Articles of Incorporation. However, if the company has accumulated losses, it shall make up such losses.”

2.	Company’s profit for 2017 was NT$3,719,123,934 (i.e., the profit before tax prior to the deduction of the distributable compensation of employees, directors and supervisors).It is proposed to set aside 10% of Company’s profit, NT$371,912,393, in cash as employees’ compensation, and 0.5% of Company’s profit, NT$18,595,619, as directors’ compensation.

3.	The foregoing amounts have been adopted by the Board of Directors after being reviewed by the 11th meeting of the 3rd Remuneration Committee and is hereby reported at the annual shareholders’ meeting.

Report Item 6

Subject: Explanation of not adopting shareholder’s proposal in the agenda.

Explanatory Note: No shareholder made any proposal for this shareholders’ meeting.

III.	Matters for Ratification

Item 1	Proposed by the Board of Directors

Subject: Adoption of the financial reports for fiscal year 2017.

Explanatory Note:

The Company’s 2017 business report and consolidated and parent company only financial statements have been prepared (please refer to Attachment 1 on page 8, Attachments 4-1 and 4-2 on page 26 of this Handbook) and approved by the 18th meeting of the 8th Board of Directors and reviewed by the Audit Committee. It is hereby submitted to the annual shareholders’ meeting for approval.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Adoption of the earnings distribution proposal for fiscal year 2017.

Explanatory Note:

1.	The Company has earnings in 2017. The Company plans to distribute dividends in the amount of NT$256,806,318 at NT$0.3 per share pursuant to the Company’s Articles of Incorporation and taking into consideration the factors including Company’s future needs of working capital, capital expenditure and shareholders’ interests. Please refer to Attachment 5, page 52 of this Handbook.

2.	The earnings distribution will be distributed in cash. If any future event affects the total number of Company’s outstanding shares (for example, Company buys back its treasury shares or cancels redeemed issued restricted employee shares) and causes changes in the total number of Company’s outstanding shares, it is proposed that the Chairman be authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by this annual shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.

3.	The cash dividend shall be calculated to the nearest NT$1 based on the ratio of the distribution, and any amount less than NT$1 shall be discarded. The aggregate amount of fractions less than NT$ 1 of the distribution shall be classified as Company’s other income.

4.	This item has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for approval.

5.	Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

IV.	Matters for Discussion:

Item 1	Proposed by the Board of Directors

Subject: Proposal of Capital Reduction.

Explanatory Note:

1.	In order to improve the capital structure and to enhance the return on equity, it is proposed that the Company carry out a capital reduction by distributing cash to shareholders.

2.	The total amount of the capital reduction shall be NT$1,329,445,590 and 132,944,559 common shares shall be cancelled accordingly. The capital reduction ratio is about 15%. NT$1.5 per share shall be returned in proportion to the number of shares held by each shareholder.

3.	Depending on the number of shares held by each shareholder as registered in the shareholder roster on the conversion record date of the capital reduction, each 1,000 shares of common stock shall be converted and replaced with 850 newly issued shares (150 shares will be cancelled per every 1,000 shares). For any fractional common share resulting from the capital reduction, the shareholder shall be entitled to having his/her fractional common shares rounded up to a single share by registering with the Company’s stock registrar within five days of the book closing date. Alternatively, the shareholder may choose to receive an amount in cash equal to the product of (x) such fraction, multiplied by (y) the par value (rounded to the nearest whole NT dollar). The Chairman of the Board is hereby authorized to designate persons to purchase all of the fractional shares at price of par value.

4.	No share shall be issued in physical form and the rights and obligations of the newly issued shares are the same as those of the previously issued shares.

5.	It is proposed that the Board of Directors be authorized to determine the capital reduction plan, the record date of the capital reduction and stock conversion, the listing of newly issued shares, and other relevant matters upon the approval of this annual shareholders’ meeting and the approval of the competent authority.

6.	It is proposed that the Chairman of the Board be authorized with full power to take proper actions if the capital reduction ratio, the amount of cash returned per share, and the number of outstanding shares of the Company are affected as a result of the changes of capital stock.

7.	It is proposed that the Chairman of the Board be authorized with full power to take proper actions as required by the competent authority, or as a result of any amendments to applicable laws/regulations, any adjustments of objective environmental factors or any other unforeseeable situations.

8.	This proposal has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted to this annual shareholders’ meeting for discussion.

9.	Based on the foregoing, this proposal is hereby submitted for discussion at this annual shareholders’ meeting.

Resolution:

V.	Other Proposals:

Item 1	Proposed by the Board of Directors

Subject: To release restrictions under Article 209 of the Company Act regarding non-compete of directors.

Explanatory Note:

1.	Article 209 of the Company Act provides that any director who engages in any conduct that is within Company’s business scope for himself/herself or others shall explain the material content of such conducts to the shareholders’ meeting and obtain its approval.

2.	Therefore, pursuant to the laws, it is hereby proposed to release the non-compete restriction in respect of the situation of directors holding multiple offices. Please refer to Attachment 6, page 53 of this Handbook.

3.	Based on the foregoing, this proposal is hereby submitted for resolution at the annual shareholders’ meeting.

Resolution:

VI.	Special Motions

VII.	Meeting Adjourned

Attachment 1

Business Report

We keep moving forward to deliver high technology, outstanding quality with reliable packaging and testing solutions which are the unwavering principles of ChipMOS since inception. According to our global business strategies, we remain alongside our strategic customers for supporting their product development roadmap to make progress and grow with them in the worldwide market, including Taiwan, China and United States. To maximize value for our shareholders is our endeavor goal.

Notable Results of 2017

•	Completed 54.98% ChipMOS Shanghai equity interest transfer with strategic investors led by Tsinghua Unigroup and resulting in a NT$1.84 billion income.

•	Completed the 1st stage capital injection of China JV with Tsinghua Unigroup in Q2 2017 and the 2nd investment tranche closed in Q1 2018. ChipMOS Shanghai totally received approximately RMB1.07 billion in funding for competitive capacity investment. ChipMOS owns 45.02% shares of ChipMOS Shanghai.

•	Distributed total NT$ 1.0 cash, including NT$0.3 cash dividend and NT$0.7 cash distribution from capital surplus, per common share to Shareholders (equivalent to US$0.655 per ADS).

•	Reduced NT$0.61 billion net debt, from NT$3.22 billion at the end of 2016 to NT$2.61 billion at the end of 2017.

Consolidated revenue for the fiscal year ended December 31, 2017 was NT$17.94 billion, which reflects a slightly decline of 2.4% from 2016 which was affected by the major memory customer’s order reallocation, slower growth path of large-size panel and the weaker demand of driver IC packaging and testing business for small-size panel applications. In terms of revenue breakdown by product line, Flash business contributed 19.5% of total revenue compared to 15.9% in 2016, while our Logic and Mixed Signal business contributed 10.4% of total revenue in 2017, as compared to 8.9% of 2016.

ChipMOS’ financial situation has been improved over years through the adjustment of the product mix, customer base and business segment served. The net profit to the equity holders of ChipMOS for the fiscal year ended December 31, 2017 was NT$3.03 billion, and the consolidated gross margin for the year remained at the level of 18.0%. The overall capacity utilization was at 75%, and the earnings was NT$3.57 per basic share count, as we benefited from the disposal of the equity interest in ChipMOS Shanghai. Till the end of 2017, the aggregated amount of ChipMOS’ consolidated cash and cash equivalents was approximately NT$8.04 billion with the consolidated debt ratio of 44.7% and a net debt to equity ratio of 14.2%. The Return on Equity (ROE) was approximately 17.5% for 2017.

Though the market competition was ever intensifying, we have seen the synergies from product line combination and transformation. Our diversification efforts have demonstrated in the niche and high-growth markets such as automobile and industrial market. Other growth opportunities include 3D optical sensing related product, TDDI, and 12 inch fine pitch chip on film (“COF”) product for the demand from full screen, narrow bezel, and 18:9 larger screen. The accelerated integration of automation and intellectualized field both in industrial and home environments market which will increase the demand of new Smartphone, tablets and wearable devices. That is the major reason why we focused on high-growth potential end market. Therefore, we are confident of the actions we took in 2017 which position us for growth opportunities in the future.

While driven by the increasing demand in automotive, industrial automation, mobile device and intelligent home solution, ChipMOS will continuously focus on core technology development and innovation, to cooperate with customers for reducing operating costs. We will also remain to work on product line combination and transformation progress, also concentrate on high-growth and niche market as long-term business strategy. By offering tailored and reliable turnkey solutions that integrate wafer bumping and assembly, with leading edge semi-conductor back end full turn-key solution services, ChipMOS will be able to drive growth in revenue and profitability and be capable of building further Shareholder value in 2018 and beyond. We thank you for your continuous support.

Chairman: Shih-Jye Cheng	President: Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 2

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2017, PricewaterhouseCoopers, Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Chin-Shyh Ou

March 15, 2018

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2017, PricewaterhouseCoopers, Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Tai-Haur Kuo

March 15, 2018

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2017, PricewaterhouseCoopers, Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Yuh-Fong Tang

March 15, 2018

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2017, PricewaterhouseCoopers, Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Cho-Lien Chang

March 15, 2018

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2017, PricewaterhouseCoopers, Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Kuei-Ann Wen

March 15, 2018

Attachment 3

Comparative Table of

Amendments to Procedures for Ethical Management and Guidelines for

Conduct of ChipMOS TECHNOLOGIES INC.

After the amendment	Before the amendment	Explanations
Article 5 The Company shall comply with the Company Act, Securities and Exchange Act, Business Entity Accounting Act, Political Donations Act, Anti-Corruption Act, Government Procurement Act, Act on Recusal of Public Servants Due to Conflict of Interest, other regulations or acts required for listed companies and relevant acts for other business conducts under the premises of implementing ethical management	Article 5 The company shall designate the corporate governance group as the solely responsible unit (hereinafter, “responsible unit”) under the board of directors and in charge of the amendment, implementation, interpretation, and advisory services with respect to these Procedures and Guidelines, the recording and filing of reports, and the monitoring of implementation. The responsible unit shall be in charge of the following matters and also submit regular reports to the board of directors......	Newly incorporated to enhance corporate governance

Article 6 The company shall designate the corporate governance group as the solely responsible unit (hereinafter, “responsible unit”) under the board of directors and in charge of the amendment, implementation, interpretation, and advisory services with respect to these Procedures and Guidelines, the recording and filing of reports, and the monitoring of implementation. The responsible unit shall be in charge of the following matters and also submit regular reports to the board of directors......	Article 6 Except under one of the following circumstances, when providing, accepting, promising, or requesting, directly or indirectly, any benefits as specified in Article 4, the conduct of the given personnel of the company shall comply with the provisions of the Ethical Corporate Management Best Practice Principles for TWSE/GTSM-Listed Companies and the company’s “regulations governing management of receiving gifts and entertainment from suppliers” and these Procedures and Guidelines, and the relevant procedures shall have been carried out:......	Adjustment of line item

After the amendment	Before the amendment	Explanations
Article 7 Except under one of the following circumstances, when providing, accepting, promising, or requesting, directly or indirectly, any benefits as specified in Article 4, the conduct of the given personnel of the company shall comply with the provisions of the Ethical Corporate Management Best Practice Principles for TWSE/GTSM-Listed Companies and these Procedures and Guidelines, and the relevant procedures shall have been carried out:......	Article 7 Except under any of the circumstances set forth in the preceding article, when any personnel of the company are provided with or are promised, either directly or indirectly, any benefits as specified in Article 4 by a third party, the matter shall be handled in accordance with the following procedures......	1. Adjustment of line item 2. Delete the company’s “regulations governing management of receiving gifts and entertainment from suppliers”

Article 8 Except under any of the circumstances set forth in the preceding article, when any personnel of the company are provided with or are promised, either directly or indirectly, any benefits as specified in Article 4 by a third party, the matter shall be handled in accordance with the following procedures:.....	Article 8 The company shall neither provide nor promise any facilitating payment...	Adjustment of line item

After the amendment	Before the amendment	Explanations

Article 9 The official gifts or entertainment which cannot be declined

The official gifts or entertainment which cannot be declined can be accepted under following circumstances:

1.  The gift cannot be cash or securities.

2.  Gift values and categories allowed to be received

(1)   Perishable foods

(2)   No more than NT$2,000 of market value for each gift.

(3)   In case the gift is a supplier’s product, its market value shall be no more than NT$5,000

(4)   Total market value of the property offered from the same counterparty within a single fiscal year shall be limited to NT$_100,000.

	Article 9 Political contributions by the company shall be made in accordance with the following provisions, reported to the chairman for approval, and a notification given to the audit office, and when the amount of a contribution is NT$1,000,000_or more it shall be made only after being reported to and approved by the board of directors......	1. Newly incorporated 2. Incorporate in the company’s “regulations governing management of receiving gifts and entertainment from suppliers” in Article 9.

After the amendment	Before the amendment	Explanations

3.  If a gift from a supplier does not comply with what is prescribed in the preceding Article 9, the gift recipient shall fill out the “Registration Form of Gift(s) Given By Other Company or Factory (Supplier(s)) ” (as per attachment 1) and submit it to the “Employee Welfare Committee”. Employee Welfare Committee will handle it according to the following procedure:

(1)   Register the type of gift from supplier.

(2)   Send the thank-you letter to the supplier offering the gift under the name of the “Employee Welfare Committee” of ChipMOS Technologies Ltd

(3)   Collect all the offered gifts and unitarily dispose them at the end of the year in question

4.  The entertainment received from any suppliers shall be limited to light meals, and any other forms of entertainment are not allowed.

After the amendment	Before the amendment	Explanations

5.  Those colleagues who do not comply with the Regulations in their receiving gifts and entertainment from suppliers shall be subject to the “Regulations Governing Personnel Reward and Punishment”, with which they will be given a major demerit and are not allowed to receive A in their annual performance evaluation. If there is a solid proof that he or she has committed a serious violation of the above Regulations, such employee will be sent to public security or judicial organs, which will handle the case in accordance with the law.

Article 10 The company shall neither provide nor promise any facilitating payment....	Article 10 Charitable donations or sponsorships by the company shall be provided in accordance with the following provisions and reported to the chairman for approval, and a notification shall be given to the audit office....	Adjustment of line item

After the amendment	Before the amendment	Explanations
Article 11 Political contributions by the company shall be made in accordance with the following provisions, reported to the chairman for approval, and a notification given to the audit office...	Article 11 When the Company’s director, supervisor, officer or other stakeholder attending or present at a board meeting, or the juristic person represented thereby, has a stake in a proposal at the meeting...	Adjustment of line item

Article 12 Charitable donations or sponsorships by the company shall be provided in accordance with the following provisions and reported to the chairman for approval, and a notification shall be given to the audit office. When the amount is NT$1,000,000 or more, the donation or sponsorship shall be provided only after it has been submitted for adoption by the board of directors...	Article 12 The company shall set up a special unit charged with formulating and implementing procedures for managing, preserving, and maintaining the confidentiality of the company’s trade secrets, trademarks, patents, works and other intellectual properties and it shall also conduct periodical reviews on the results of implementation to ensure the sustained effectiveness of the confidentiality procedures...	Adjustment of line item

Article 13 When the Company’s director , supervisor, officer or other stakeholder attending or present at a board meeting, or the juristic person represented thereby, has a stake in a proposal at the meeting...	Article 13 The company shall follow the Fair Trade Act and applicable competition laws and regulations when engaging in business activities...	Adjustment of line item

After the amendment	Before the amendment	Explanations
Article 14 The company shall set up a special unit charged with formulating and implementing procedures for managing, preserving, and maintaining the confidentiality of the company’s trade secrets, trademarks, patents, works and other intellectual properties and it shall also conduct periodical reviews on the results of implementation to ensure the sustained effectiveness of the confidentiality procedure...	Article 14 The company shall collect and understand the applicable laws and regulations and international standards governing its products and services...	Adjustment of line item

Article 15 The company shall follow the Fair Trade Act and applicable competition laws and regulations when engaging in business activities...	Article 15 All Company personnel shall adhere to the provisions of the Securities and Exchange Act, and may not take advantage of undisclosed information of which they have learned to engage in insider trading. Personnel are also prohibited from divulging undisclosed information to any other party, in order to prevent other party from using such information to engage in insider trading...	Adjustment of line item

Article 16 The company shall collect and understand the applicable laws and regulations and international standards governing its products and services...	Article 16 The company shall adopt and publish on its website a policy on the protection of the rights and interests of consumers or other stakeholders ...	Adjustment of line item

After the amendment	Before the amendment	Explanations
Article 17 All Company personnel shall adhere to the provisions of the Securities and Exchange Act, and may not take advantage of undisclosed information of which they have learned to engage in insider trading. Personnel are also prohibited from divulging undisclosed information to any other party, in order to prevent other party from using such information to engage in insider trading...	Article 17 Before developing a commercial relationship with another party, such as an agent, supplier, customer, or other counterparty in commercial dealings, the company shall evaluate the legality and ethical management policy of the party...	Adjustment of line item

Article 18 The company shall adopt and publish on its website a policy on the protection of the rights and interests of consumers or other stakeholders ...	Article 18 Any personnel of the company, when engaging in commercial activities, shall make a statement to the trading counterparty about the company’s ethical management policy and related rules...	Adjustment of line item

Article 19 Before developing a commercial relationship with another party, such as an agent, supplier, customer, or other counterparty in commercial dealings, the company shall evaluate the legality and ethical management policy of the party...	Article 19 All personnel of the company shall avoid business transactions with an agent, supplier, customer, or other counterparty in commercial interactions that is involved in unethical conduct...	Adjustment of line item

Article 20 Any personnel of the company, when engaging in commercial activities, shall make a statement to the trading counterparty about the company’s ethical management policy and related rules...	Article 20 Before entering into a contract with another party, the company shall gain a thorough knowledge of the status of the other party’s ethical management...	Adjustment of line item

After the amendment	Before the amendment	Explanations
Article 21 All personnel of the company shall avoid business transactions with an agent, supplier, customer, or other counterparty in commercial interactions that is involved in unethical conduct ...	Article 21 As an incentive to insiders and outsiders for informing of unethical or unseemly conduct...	Adjustment of line item

Article 22 Before entering into a contract with another party, the company shall gain a thorough knowledge of the status of the other party’s ethical management...	Article 22 If any personnel of the company discover that another party has engaged in unethical conduct towards the company, and such unethical conduct involves alleged illegality...	Adjustment of line item

Article 23 As an incentive to insiders and outsiders for informing of unethical or unseemly conduct, The company will grant appropriate reward depending on the seriousness of the circumstance concerned. Insiders having made a false report or malicious accusation shall be subject to disciplinary action and be removed from office if the circumstance concerned is material. The company shall internally establish and publicly announce on its website and the intranet, or provide through an independent external institution, an independent mailbox or hotline, for Company insiders and outsiders to submit reports.	Article 23 The audit office shall organize awareness sessions each year and arrange for the chairman, general manager, or senior management to communicate the importance of ethics to its directors, employees, and mandataries.	1. Adjustment of line item 2. Newly incorporated to enhance corporate governance

After the amendment	Before the amendment	Explanations

When the company receives reports on unethical behaviors or misconducts, the company shall deal with those reports according to whistle blower policy at once. The company shall ask the actor to stop unethical behaviors or misconducts and then take adequate act. Indemnification shall be claimed via legal process if necessary.

The Company shall instruct relative departments to review relevant internal control system and internal regulations and propose improvement measures to prevent recurrence of such events. Responsible unit shall report handling ways and improvement measures to the Board

Article 24 If any personnel of the company discover that another party has engaged in unethical conduct towards the company, and such unethical conduct involves alleged illegality...	Article 24 These Procedures and Guidelines, and any amendments hereto, shall be implemented after adoption by resolution of the board of directors, and reported to the shareholders meeting.	Adjustment of line item

After the amendment	Before the amendment	Explanations
Article 25 The audit office shall organize awareness sessions each year and arrange for the chairman, general manager, or senior management to communicate the importance of ethics to its directors, employees, and mandataries....		Adjustment of line item

Article 26 These Procedures and Guidelines, and any amendments hereto, shall be implemented after adoption by resolution of the board of directors, and reported to the shareholders meeting.		Adjustment of line item

This Procedure was enacted on August 13, 2013. The first amendment was made on March 12, 2015 and the second amendment was made on November 10, 2016. The third amendment was made on August 10, 2017.	This Procedure was enacted on August 13, 2013. The first amendment was made on March 12, 2015 and the second amendment was made on November 10, 2016.	Incorporate in the Date of this amendment.

Attachment 4-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent Accountant’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with this Code. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group’s consolidated financial statements of the year ended December 31, 2017 are stated as follows:

Disposal of equity investment

Description

Please refer to Note 4(3) to the consolidated financial statements for information on the basis of consolidation; Notes 4(13) and 6(5) for the information on the accounting policies and the transaction in relating to investments accounted for using equity method; and Note 6(7) for the details of non-current assets held for sale and discontinued operations.

On November 30, 2016, the Board of Directors of ChipMOS TECHNOLOGIES INC. (the “Company”) adopted a resolution to authorize its subsidiary, ChipMOS TECHNOLOGIES (BVI) LTD., to dispose 54.98% of its shareholding in the subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. The equity transfer was completed in March 2017, and the Group recognized gain on disposal of discontinued operations amounted to NT$1,843,234 thousand for the year ended December 31, 2017. Since the disposal of equity investment was a material transaction during the financial reporting period, it was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed the management to understand the purpose, evaluation process, and determination of the consideration of the equity investment disposal.

2.	Reviewed the Equity Interest Transfer Agreement and the meeting minutes of the Board of Directors’ Meeting, verified that the related meeting resolutions were consistent with the Equity Interest Transfer Agreement, and provisions within the Equity Interest Transfer Agreement in relating to financial reporting were accounted for using the appropriate accounting treatment.

3.	Evaluated the competency and objectivity of the independent experts engaged by the management, and reviewed the fairness opinion, as provided by management, of the disposal consideration issued by the independent experts.

4.	Reviewed the equity investment disposal disclosures in the financial statements.

Provisions for deficiency compensation

Description

Please refer to Note 4(19) to the consolidated financial statements for the accounting policies on provisions; Note 5(1) for uncertainty of accounting estimates and assumptions of provisions; and Note 6(11) for the details of the provisions for deficiency compensation.

The Group is primarily engaged in assembly and testing services for high-integration and high-precision integrated circuits. In case of deficiencies in the assembly and testing services provided, the Group has to clarify the reason for such deficiencies and attribute responsibilities, and determine whether to provide related provisions. Since the timing and amount of deficiency compensation are uncertain, and subject to management’s significant judgment, the provisions for deficiency compensation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed the management and verified the internal process on estimating provisions for deficiency compensation, and the consistency of process application during the financial reporting periods.

2.	Reviewed related documents and evidence provided by management, sampled and tested the reasonableness of providing and reversing provisions for deficiency compensation during the current period.

3.	Reviewed significant payments made subsequent to the reporting period and validated the reasonableness of provisions for deficiency compensation.

Other matters

The report of the other independent accountants

We did not audit the financial statements of a certain investee company accounted for using the equity method. Those financial statements were audited by the other independent accountants, whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included in the financial statements and the information on the investee disclosed in Note 13 was based solely on the report of the other independent accountants. Investments in this investee company amounted to NT$373,276 thousand and NT$369,329 thousand, both representing 1% of total consolidated assets as of December 31, 2017 and 2016, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using the equity method amounted to NT$1,343 thousand and NT$28,791 thousand, representing 0% and 3% of total consolidated comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2017 and 2016.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountant’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chun-Yuan Hsiao	Chih-Cheng Hsieh
For and on behalf of PricewaterhouseCoopers, Taiwan
March 15, 2018

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2017		December 31, 2016
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$8,035,714	24	$7,571,366	24
1150	Notes receivable, net		2,029	—	1,753	—
1170	Accounts receivable, net	6(2)	4,013,705	12	4,138,493	13
1180	Accounts receivable—related parties, net		11	—	—	—
1200	Other receivables		56,716	—	57,411	—
1210	Other receivables—related parties		4,534	—	—	—
1220	Current tax assets		104,906	1	—	—
130X	Inventories	6(3)	1,929,239	6	1,877,982	6
1410	Prepayments		54,126	—	142,281	1
1460	Non-current assets held for sale, net	6(7)	—	—	3,105,071	10
1476	Other current financial assets		—	—	1,600	—

11XX	Total current assets		14,200,980	43	16,895,957	54

	Non-current assets
1543	Non-current financial assets carried at cost	6(4)	20,890	—	9,960	—
1550	Investments accounted for using equity method	6(5)	3,433,332	10	369,329	1
1600	Property, plant and equipment	6(6) and 8	15,265,311	46	13,497,218	43
1840	Deferred tax assets	6(28)	212,372	1	249,806	1
1920	Refundable deposits		21,342	—	21,321	—
1980	Other non-current financial assets	8	70,241	—	70,677	—
1990	Other non-current assets		35,474	—	181,692	1

15XX	Total non-current assets		19,058,962	57	14,400,003	46

1XXX	Total assets		$33,259,942	100	$31,295,960	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2017		December 31, 2016
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(8)	$969,353	3	$—	—
2170	Accounts payable	6(9)	687,960	2	825,062	3
2180	Accounts payable—related parties		226	—	—	—
2200	Other payables	6(10)	2,693,495	8	1,962,400	6
2220	Other payables—related parties		36	—	—	—
2230	Current tax liabilities		790	—	90,104	—
2250	Current provisions	6(11)	127,311	1	80,719	—
2260	Liabilities directly related to non-current assets held for sale	6(7)	—	—	587,639	2
2310	Receipts in advance	6(14) and 7	5,209	—	1,324	—
2320	Long-term bank loans, current portion	6(12) and 8	2,143,168	6	1,062,285	4
2355	Long-term lease obligations payable, current portion	6(13)	11,785	—	11,291	—
2399	Other current liabilities		31,275	—	43,676	—

21XX	Total current liabilities		6,670,608	20	4,664,500	15

	Non-current liabilities
2540	Long-term bank loans	6(12) and 8	7,498,853	23	9,687,720	31
2570	Deferred tax liabilities	6(28)	174,293	1	92,543	—
2613	Long-term lease obligations payable	6(13)	18,057	—	29,311	—
2630	Long-term deferred revenue	6(14) and 7	24,898	—	—	—
2640	Net defined benefit liability, non-current	6(15)	478,526	1	546,968	2
2645	Guarantee deposits		1,371	—	1,404	—

25XX	Total non-current liabilities		8,195,998	25	10,357,946	33

2XXX	Total liabilities		14,866,606	45	15,022,446	48

	Equity
	Equity attributable to equity holders of the Company
	Capital stock
3110	Capital stock — common stock	6(17)	8,862,971	27	8,869,663	28
	Capital surplus	6(18)
3200	Capital surplus		6,288,377	19	6,888,826	22
	Retained earnings	6(19)
3310	Legal reserve		1,166,517	3	1,137,837	4
3350	Unappropriated retained earnings		3,071,424	9	286,801	1
	Other equity interest	6(20)
3410	Financial statements translation differences of foreign operations		65,593	—	10,600	—
3425	Unrealized gain on valuation of available-for-sale financial assets		678	—	—	—
3470	Equity directly related to non-current assets held for sale	6(7)	—	—	287,645	1
3490	Unearned employee awards		(54,570)	—	(200,204)	(1)
3500	Treasury stock	6(17)	(1,007,654)	(3)	(1,007,654)	(3)

31XX	Equity attributable to equity holders of the Company		18,393,336	55	16,273,514	52

3XXX	Total equity		18,393,336	55	16,273,514	52

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the reporting period	11
3X2X	Total liabilities and equity		$33,259,942	100	$31,295,960	100

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2017		2016
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(21)	$17,940,855	100	$18,387,593	100
5000	Cost of revenue	6(3)(26)(27)	(14,703,729)	(82)	(14,745,472)	(80)

5900	Gross profit		3,237,126	18	3,642,121	20

	Operating expenses	6(26)(27)
6100	Sales and marketing expenses		(64,397)	—	(72,918)	—
6200	General and administrative expenses		(639,809)	(4)	(822,068)	(4)
6300	Research and development expenses		(985,873)	(5)	(838,866)	(5)

6000	Total operating expenses		(1,690,079)	(9)	(1,733,852)	(9)

6500	Other income (expenses), net	6(22)	692,834	4	90,306	—

6900	Operating profit		2,239,881	13	1,998,575	11

	Non-operating income (expenses)
7010	Other income	6(23)	64,198	—	46,757	—
7020	Other gains and losses	6(24)	(391,818)	(2)	(194,705)	(1)
7050	Finance costs	6(25)	(217,283)	(1)	(179,116)	(1)
7060	Share of profit (loss) of associates and joint ventures accounted for using equity method	6(5)	(179,491)	(1)	28,924	—

7000	Total non-operating income (expenses)		(724,394)	(4)	(298,140)	(2)

7900	Profit before income tax		1,515,487	9	1,700,435	9
7950	Income tax expense	6(28)	(303,912)	(2)	(352,050)	(2)

8000	Profit for the year from continuing operations		1,211,575	7	1,348,385	7
8100	Profit (loss) for the year from discontinued operations	6(7)	1,814,953	10	(122,105)	(1)

8200	Profit for the year		$3,026,528	17	$1,226,280	6

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2017			2016
Items		Notes	Amount		%	Amount		%
	Other comprehensive income (loss)
8311	Profit (loss) on remeasurements of defined benefit plans	6(15)		$50,838	—		($43,383)	—
8330	Share of other comprehensive loss of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(5)		(124)	—		(133)	—
8349	Income tax effect that will not be reclassified to profit or loss	6(28)		(8,642)	—		7,375	—

8310	Components of other comprehensive income (loss) that will not be reclassified to profit or loss			42,072	—		(36,141)	—

8361	Exchange differences on translation of foreign operations	6(20)		(232,652)	(1)		(200,280)	(1)
8380	Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss	6(5)		678	—		—	—

8360	Components of other comprehensive loss that will be reclassified to profit or loss			(231,974)	(1)		(200,280)	(1)

8300	Other comprehensive loss, net of income tax			($189,902)	(1)		($236,421)	(1)

8500	Total comprehensive income for the year			$2,836,626	16		$989,859	5

	Profit (loss) attributable to:
	Equity holders of the Company
8610	- continuing operations			$1,211,575	7		$1,654,397	9
	- discontinued operations			1,814,953	10		(122,105)	(1)
8615	Predecessors’ interests under common control			—	—		(306,012)	(2)

				$3,026,528	17		$1,226,280	6

	Comprehensive income (loss) attributable to:
	Equity holders of the Company
8710	- continuing operations			$1,309,318	7		$1,613,948	9
	- discontinued operations			1,527,308	9		(318,077)	(2)
8715	Predecessors’ interests under common control			—	—		(306,012)	(2)

				$2,836,626	16		$989,859	5

	Earnings per share-basic	6(29)
	Equity holders of the Company
9710	- continuing operations		$		1.43	$		1.92
9720	- discontinued operations				2.14			(0.14)

9750	Equity holders of the Company		$		3.57	$		1.78
	Predecessors’ interests under common control				—			(0.35)

	Earnings per share-basic		$		3.57			$1.43

	Earnings per share-diluted	6(29)
	Equity holders of the Company
9810	- continuing operations		$		1.40	$		1.90
9820	- discontinued operations				2.10			(0.14)

9850	Equity holders of the Company		$		3.50	$		1.76
	Predecessors’ interests under common control				—			(0.35)

	Earnings per share-diluted		$		3.50	$		1.41

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of available-for- sale financial assets	Equity directly related to non-current assets held for sale	Unearned employee awards	Treasury stock	Total	Equity attributable to predecessors’ interests under common control	Total equity
Year 2016
Balance at January 1, 2016		$8,962,066	$3,755,849	$914,790	$5,858,579	$63,668	$—	$—	($447,323)	$—	$19,107,629	$2,127,532	$21,235,161
Appropriation of prior year’s earnings:	6(19)
Legal reserve		—	—	223,047	(223,047)	—	—	—	—	—	—	—	—
Cash dividends		—	—	—	(1,792,553)	—	—	—	—	—	(1,792,553)	—	(1,792,553)
Share-based payments		—	56,689	—	—	—	—	—	—	—	56,689	(128,602)	(71,913)
Restricted shares		4,347	10,755	—	14	—	—	—	247,119	—	262,235	—	262,235
Repurchase of shares	6(17)	—	—	—	—	—	—	—	—	(1,007,654)	(1,007,654)	—	(1,007,654)
Profit (loss) for the year		—	—	—	1,532,292	—	—	—	—	—	1,532,292	(306,012)	1,226,280
Other comprehensive loss for the year	6(20)	—	—	—	(36,141)	(200,280)	—	—	—	—	(236,421)	—	(236,421)
Reclassified as discontinued operations	6(7)	—	—	—	—	(287,645)	—	287,645	—	—	—	—	—
Effect of capital reorganization	6(30)	(96,750)	3,065,533	—	(5,052,343)	434,857	—	—	—	—	(1,648,703)	(1,692,918)	(3,341,621)

Balance at December 31, 2016		$8,869,663	$6,888,826	$1,137,837	$286,801	$10,600	$—	$287,645	($200,204)	($1,007,654)	$16,273,514	$—	$16,273,514

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of available-for- sale financial assets	Equity directly related to non-current assets held for sale	Unearned employee awards	Treasury stock	Total	Equity attributable to predecessors’ interests under common control	Total equity
Year 2017
Balance at January 1, 2017		$8,869,663	$6,888,826	$1,137,837	$286,801	$10,600	$—	$287,645	($200,204)	($1,007,654)	$16,273,514	$—	$16,273,514
Appropriation of prior year’s earnings:	6(19)
Legal reserve		—	—	28,680	(28,680)	—	—	—	—	—	—	—	—
Cash dividends		—	—	—	(257,026)	—	—	—	—	—	(257,026)	—	(257,026)
Cash distribution from capital surplus	6(18)(19)	—	(599,728)	—	—	—	—	—	—	—	(599,728)	—	(599,728)
Restricted shares	6(16)	(6,692)	(17,650)	—	1,729	—	—	—	145,634	—	123,021	—	123,021
Change in shareholding of equity investment	6(18)	—	16,929	—	—	—	—	—	—	—	16,929	—	16,929
Effect of disposal of a subsidiary	6(7)	—	—	—	—	287,645	—	(287,645)	—	—	—	—	—
Profit for the year		—	—	—	3,026,528	—	—	—	—	—	3,026,528	—	3,026,528
Other comprehensive income (loss) for the year	6(20)	—	—	—	42,072	(232,652)	678	—	—	—	(189,902)	—	(189,902)

Balance at December 31, 2017		$8,862,971	$6,288,377	$1,166,517	$3,071,424	$65,593	$678	$—	($54,570)	($1,007,654)	$18,393,336	$—	$18,393,336

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax—continuing operations		$1,515,487	$1,700,435
Profit (loss) before income tax—discontinued operations	6(7)	1,814,953	(122,105)

Profit before income tax		3,330,440	1,578,330
Adjustments to reconcile profit (loss)
Depreciation	6(6)(26)	2,899,278	3,228,441
Amortization	6(26)	—	2,838
(Reversal of ) allowance for impairment of accounts receivable	6(2)	(87)	87
Interest expense		190,425	145,151
Interest income		(53,123)	(42,307)
Share-based payments	6(16)(27)	123,021	356,463
Share of (profit) loss of associates and joint ventures accounted for using equity method	6(5)	179,491	(28,924)
Donation		—	127
Gain on disposal of property, plant and equipment		(132,777)	(6,839)
Impairment loss on property, plant and equipment	6(6)(22)	956	8,198
Profit for the year from discontinued operations	6(7)	(1,814,953)	—
Elimination of the transactions between discontinued operations and affiliated companies		3,076	—
Deferred income		(11,434)	(2,403)
Changes in operating assets and liabilities
Changes in operating assets
Notes receivable		(276)	(359)
Accounts receivable		124,875	(479,989)
Accounts receivable—related parties		26	—
Other receivables		703	(124,226)
Other receivables—related parties		35,855	—
Inventories		(51,257)	(347,133)
Prepayments		104,870	12,291
Other current financial assets		1,600	17,243
Other non-current assets		6,914	6,914
Changes in operating liabilities
Accounts payable		(137,102)	215,555
Accounts payable—related parties		226	—
Other payables		450,625	(249,607)
Other payables—related parties		36	—
Current provisions		46,592	(16,184)
Receipts in advance		(172)	2,150
Other current liabilities		(12,401)	22,878
Net defined benefit liability, non-current		(17,604)	(15,886)

Cash generated from operations		5,267,823	4,282,809
Interest received		47,299	44,413
Dividends received		14,325	5,730
Interest paid		(188,630)	(145,668)
Income tax paid		(387,590)	(499,293)

Net cash generated from operating activities		4,753,227	3,687,991

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of non-current financial assets carried at cost	6(4)	( $10,940)	$—
Acquisition of investments accounted for using equity method	6(5) and 7	(1,373,486)	—
Acquisition of property, plant and equipment	6(32)	(4,411,180)	(4,471,465)
Proceeds from disposal of property, plant and equipment		306,634	59,134
(Increase) decrease in refundable deposits		(11)	407
Decrease (increase) in other current financial assets		436	(5,466)
Proceeds from disposal of a subsidiary	6(32)	2,230,544	—
Increase in other non-current assets		—	(139,304)
Cash and cash equivalents reclassified as non-current assets held for sale	6(1)(7)	—	(389,897)

Net cash used in investing activities		(3,258,003)	(4,946,591)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		5,247,871	3,820,594
Payments on short-term bank loans		(4,278,518)	(4,969,469)
Proceeds from long-term bank loans		—	10,560,000
Payments on long-term bank loans		(1,124,699)	(6,200,567)
Decrease in guarantee deposits		(33)	(44)
Payments on repurchase of shares	6(17)	—	(1,007,654)
Cash paid in respect of share-based payments		—	(292,623)
Cash paid for capital reorganization	6(32)	—	(3,341,621)
Cash dividend	6(19)	(257,026)	(1,792,553)
Cash distribution from capital surplus	6(18)(19)	(599,728)	—

Net cash used in financing activities		(1,012,133)	(3,223,937)

Effect of foreign exchange rate changes		(18,743)	(73,447)

Net increase (decrease) in cash and cash equivalents		464,348	(4,555,984)
Cash and cash equivalents at beginning of year		7,571,366	12,127,350

Cash and cash equivalents at end of year		$8,035,714	$7,571,366

The accompanying notes are an integral part of these consolidated financial statements.

Attachment 4-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the “Company”) as of December 31, 2017 and 2016, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent Accountant’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with this Code. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements of the current period. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s parent company only financial statements of the year ended December 31, 2017 are stated as follows:

Disposal of equity investment

Description

Please refer to Notes 4(11) and 6(5) to the parent company only financial statements for the information on the accounting policies and the transaction in relating to investments accounted for using equity method.

On November 30, 2016, the Board of Directors of the Company adopted a resolution to authorize its subsidiary, ChipMOS TECHNOLOGIES (BVI) LTD., to dispose 54.98% of its shareholding in the subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. The equity transfer was completed in March 2017, and the Company recognized share of profit of associates accounted for using equity method amounted to NT$1,843,234 thousand for the year ended December 31, 2017. Since the disposal of equity investment was a material transaction during the financial reporting period, it was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed the management to understand the purpose, evaluation process, and determination of the consideration of the equity investment disposal.

2.	Reviewed the Equity Interest Transfer Agreement and the meeting minutes of the Board of Directors’ Meeting, verified that the related meeting resolutions were consistent with the Equity Interest Transfer Agreement, and provisions within the Equity Interest Transfer Agreement in relating to financial reporting were accounted for using the appropriate accounting treatment.

3.	Evaluated the competency and objectivity of the independent experts engaged by the management, and reviewed the fairness opinion, as provided by management, of the disposal consideration issued by the independent experts.

4.	Reviewed the equity investment disposal disclosures in the financial statements.

Provisions for deficiency compensation

Description

Please refer to Note 4(17) to the parent company only financial statements for the accounting policies on provisions; Note 5(1) for uncertainty of accounting estimate and assumptions of provisions; and Note 6(10) for details of the provisions for deficiency compensation.

The Company is primarily engaged in assembly and testing services for high-integration and high-precision integrated circuits. In case of deficiencies in the assembling and testing services provided, the Company has to clarify the reason for such deficiencies and attribute responsibilities, and determine whether to provide related provisions. Since the timing and amounts of deficiency compensation are uncertain, and subject to management’s significant judgment, the provisions for deficiency compensation were identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed the management and verified the internal process on estimating provisions for deficiency compensation, and the consistency of process application during the financial reporting periods.

2.	Reviewed related documents and evidence provided by management, sampled and tested the reasonableness of providing and reversing provisions for deficiency compensation during the current period.

3.	Reviewed significant payments made subsequent to the reporting period and validated the reasonableness of provisions for deficiency compensation.

Other matters

The report of the other independent accountants

We did not audit the financial statements of a certain investee company accounted for using the equity method. Those financial statements were audited by the other independent accountants whose report thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included in the financial statements and the information on the investee disclosed in Note 13 was based solely on the report of the other independent accountants. Investments in this investee company amounted to NT$373,276 thousand and NT$369,329 thousand, both representing 1% of total assets as of December 31, 2017 and 2016, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using the equity method amounted to NT$1,343 thousand and NT$28,791 thousand, representing 0% and 3% of total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”, and for such internal controls as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountant’s responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chun-Yuan Hsiao	Chih-Cheng Hsieh
For and on behalf of PricewaterhouseCoopers, Taiwan
March 15, 2018

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2017		December 31, 2016
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$6,992,107	21	$7,297,146	24
1150	Notes receivable, net		2,029	—	1,753	—
1170	Accounts receivable, net	6(2)	4,013,705	12	4,138,491	14
1180	Accounts receivable—related parties, net		11	—	57	—
1200	Other receivables		56,716	—	254,966	1
1210	Other receivables—related parties	7	4,534	—	82,734	—
1220	Current tax assets		104,906	1	—	—
130X	Inventories	6(3)	1,929,239	6	1,877,982	6
1410	Prepayments		54,126	—	97,261	—
1476	Other current financial assets		—	—	1,600	—

11XX	Total current assets		13,157,373	40	13,751,990	45

	Non-current assets
1543	Non-current financial assets carried at cost	6(4)	9,950	—	9,960	—
1550	Investments accounted for using equity method	6(5)	4,427,157	13	3,012,366	10
1600	Property, plant and equipment	6(6) and 8	15,264,103	46	13,495,686	44
1840	Deferred tax assets	6(27)	212,372	1	249,806	1
1920	Refundable deposits		20,525	—	20,435	—
1980	Other non-current financial asset	8	70,241	—	70,677	—
1990	Other non-current assets		35,474	—	181,692	—

15XX	Total non-current assets		20,039,822	60	17,040,622	55

1XXX	Total assets		$33,197,195	100	$30,792,612	100

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2017		December 31, 2016
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(7)	$969,353	3	$—	—
2170	Accounts payable	6(8)	687,960	2	825,062	3
2180	Accounts payable—related parties		226	—	—	—
2200	Other payables	6(9)	2,629,101	8	1,962,372	6
2220	Other payables—related parties	7	2,473	—	3,016	—
2230	Current tax liabilities		—	—	89,870	—
2250	Current provisions	6(10)	127,311	1	80,719	—
2310	Receipts in advance	6(13) and 7	5,209	—	1,324	—
2320	Long-term bank loans, current portion	6(11) and 8	2,143,168	6	1,062,285	4
2355	Long-term lease obligations payable, current portion	6(12)	11,785	—	11,291	—
2399	Other current liabilities		31,275	—	43,676	—

21XX	Total current liabilities		6,607,861	20	4,079,615	13

	Non-current liabilities
2540	Long-term bank loans	6(11) and 8	7,498,853	23	9,687,720	32
2570	Deferred tax liabilities	6(27)	174,293	1	92,543	—
2613	Long-term lease obligations payable	6(12)	18,057	—	29,311	—
2630	Long-term deferred revenue	6(13) and 7	24,898	—	81,537	—
2640	Net defined benefit liability, non-current	6(14)	478,526	1	546,968	2
2645	Guarantee deposits		1,371	—	1,404	—

25XX	Total non-current liabilities		8,195,998	25	10,439,483	34

2XXX	Total liabilities		14,803,859	45	14,519,098	47

	Equity
	Capital stock
3110	Capital stock—common stock	6(16)	8,862,971	27	8,869,663	29
	Capital surplus	6(17)
3200	Capital surplus		6,288,377	19	6,888,826	22
	Retained earnings	6(18)
3310	Legal reserve		1,166,517	3	1,137,837	4
3350	Unappropriated retained earnings		3,071,424	9	286,801	1
	Other equity interest	6(19)
3400	Other equity interest		11,701	—	98,041	—
3500	Treasury stock	6(16)	(1,007,654)	(3)	(1,007,654)	(3)

3XXX	Total equity		18,393,336	55	16,273,514	53

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the reporting period	113
3X2X	Total liabilities and equity		$33,197,195	100	$30,792,612	100

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2017		2016
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(20)	$17,941,102	100	$18,389,205	100
5000	Cost of revenue	6(3)(25)	(14,704,299)	(82)	(14,745,959)	(80)

5900	Gross profit		3,236,803	18	3,643,246	20

	Operating expenses	6(25)(26)
6100	Sales and marketing expenses		(100,290)	(1)	(114,584)	(1)
6200	General and administrative expenses		(503,456)	(3)	(781,992)	(4)
6300	Research and development expenses		(985,873)	(5)	(838,866)	(5)

6000	Total operating expenses		(1,589,619)	(9)	(1,735,442)	(10)

6500	Other income (expenses), net	6(21)	695,929	4	112,487	1

6900	Operating profit		2,343,113	13	2,020,291	11

	Non-operating income (expenses)
7010	Other income	6(22) and 7	56,034	—	59,248	—
7020	Other gains and losses	6(23)	(389,814)	(2)	(194,225)	(1)
7050	Finance costs	6(24)	(208,725)	(1)	(179,116)	(1)
7060	Share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method	6(5)	1,528,008	9	(128,866)	(1)

7000	Total non-operating income (expenses)		985,503	6	(442,959)	(3)

7900	Profit before income tax		3,328,616	19	1,577,332	8
7950	Income tax expense	6(27)	(302,088)	(2)	(351,052)	(2)

8000	Profit for the year from continuing operations		3,026,528	17	1,226,280	6

8200	Profit for the year		$3,026,528	17	$1,226,280	6

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2017			2016
Items		Notes	Amount		%	Amount		%
	Other comprehensive income (loss)
8311	Profit (loss) on remeasurement of defined benefit plans	6(14)		$50,838	—		( $43,383)	—
8330	Share of other comprehensive loss of associates and joint ventures that will not be reclassified to profit or loss	6(5)		(124)	—		(133)	—
8349	Income tax effect that will not be reclassified to profit or loss	6(27)		(8,642)	—		7,375	—

8310	Components of other comprehensive income (loss) that will not be reclassified to profit or loss			42,072	—		(36,141)	—

8361	Exchange differences on translation of foreign operations	6(19)		(232,652)	(1)		(200,280)	(1)
8380	Share of other comprehensive income of associates and joint ventures that will be reclassified to profit or loss	6(5)		678	—		—	—

8360	Components of other comprehensive loss that will be reclassified to profit or loss			(231,974)	(1)		(200,280)	(1)

8300	Other comprehensive loss, net of income tax			( $189,902)	(1)		( $236,421)	(1)

8500	Total comprehensive income for the year			$2,836,626	16		$989,859	5

	Profit (loss) attributable to:
	Equity holders of the Company			$3,026,528	17		$1,532,292	8
	Predecessors’ interests under common control			—	—		(306,012)	(2)

				$3,026,528	17		$1,226,280	6

	Comprehensive income (loss) attributable to:
	Equity holders of the Company			$2,836,626	16		$1,295,871	7
	Predecessors’ interests under common control			—	—		(306,012)	(2)

				$2,836,626	16		$989,859	5

	Earnings per share-basic	6(28)
9710	Equity holders of the Company		$		3.57	$		1.78
9720	Predecessors’ interests under common control			—				(0.35)

9750	Earnings per share-basic		$		3.57	$		1.43

	Earnings per share-diluted	6(28)
9810	Equity holders of the Company		$		3.50			1.76
9820	Predecessors’ interests under common control			—				(0.35)

9850	Earnings per share-diluted		$		3.50	$		1.41

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Treasury stock	Equity attributable to predecessors’ interests under common control	Total equity
Year 2016
Balance at January 1, 2016		$8,962,066	$3,755,849	$914,790	$5,858,579	$63,668	$—	($447,323)	$—	$2,127,532	$21,235,161
Appropriation of prior year’s earnings:	6(18)
Legal reserve		—	—	223,047	(223,047)	—	—	—	—	—	—
Cash dividends		—	—	—	(1,792,553)	—		—	—	—	(1,792,553)
Share-based payments		—	56,689	—	—	—	—	—	—	(128,602)	(71,913)
Restricted shares		4,347	10,755	—	14	—	—	247,119	—	—	262,235
Repurchase of shares	6(16)	—	—	—	—	—	—	—	(1,007,654)	—	(1,007,654)
Profit (loss) for the year		—	—	—	1,532,292	—	—	—	—	(306,012)	1,226,280
Other comprehensive loss for the year	6(19)	—	—	—	(36,141)	(200,280)	—	—	—	—	(236,421)
Effect of capital reorganization	6(29)(31)	(96,750)	3,065,533	—	(5,052,343)	434,857	—	—	—	(1,692,918)	(3,341,621)

Balance at December 31, 2016		$8,869,663	$6,888,826	$1,137,837	286,801	$298,245	$—	($200,204)	($1,007,654)	$—	$16,273,514

Year 2017
Balance at January 1, 2017		$8,869,663	$6,888,826	$1,137,837	$286,801	$298,245	$—	($200,204)	($1,007,654)	$—	$16,273,514
Appropriation of prior year’s earnings:	6(18)
Legal reserve		—	—	28,680	(28,680)	—	—	—	—	—
Cash dividends		—	—	—	(257,026)	—	—	—	—	—	(257,026)
Cash distribution from capital surplus	6(18)	—	(599,728)	—		—	—	—	—	—	(599,728)
Restricted shares		(6,692)	(17,650)	—	1,729	—	—	145,634	—	—	123,021
Change in shareholding	6(5)(17)
of equity investment		—	16,929	—	—	—	—	—	—	—	16,929
Profit for the year		—	—	—	3,026,528	—	—	—	—	—	3,026,528
Other comprehensive income (loss) for the year	6(19)	—	—	—	42,072	(232,652)	678	—	—	—	(189,902)

Balance at December 31, 2017		$8,862,971	$6,288,377	$1,166,517	$3,071,424	$65,593	$678	($54,570)	($1,007,654)	$—	$18,393,336

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$3,328,616	$1,577,332
Adjustments to reconcile profit (loss)
Depreciation	6(6)(25)	2,899,085	3,089,825
(Reversal of) allowance for impairment of accounts receivable	6(2)	(87)	87
Interest expense	6(24)	190,425	144,545
Interest income	6(22)	(46,846)	(51,045)
Share-based payments	6(15)(26)	123,021	356,463
Share of (profit) loss of subsidiaries, associates and joint ventures accounted for using equity method	6(5)	(1,528,008)	128,866
Donation		—	127
Gain on disposal of property, plant and equipment	6(6)(21)	(132,777)	(8,780)
Impairment loss on property, plant and equipment	6(6)(21)	956	8,198
Amortization of intercompany transactions		(22,792)	4,120
Changes in operating assets and liabilities
Changes in operating assets
Notes receivable		(276)	(359)
Accounts receivable		124,873	(487,269)
Accounts receivable–related parties		46	72
Other receivables		7,751	33,452
Other receivables–related parties		40,147	(46,678)
Inventories		(51,257)	(344,122)
Prepayments		59,850	40,606
Other current financial assets		1,600	—
Other non-current assets		6,914	6,915
Changes in operating liabilities
Accounts payable		(137,102)	189,275
Accounts payable–related parties		226	—
Other payables		450,652	(265,340)
Other payables–related parties		(543)	(186)
Receipts in advance		(172)	213
Current provisions		46,592	(16,184)
Other current liabilities		(12,401)	16,375
Net defined benefit liability, non-current		(17,604)	(15,887)
Long-term deferred revenue		—	80,365

Cash generated from operations		5,330,889	4,440,986
Interest received		41,022	55,333
Dividends received		14,325	5,730
Interest paid		(188,630)	(145,227)
Income tax paid		(386,322)	(498,239)

Net cash generated from operating activities		4,811,284	3,858,583

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in other receivables related parties		$—	$984,750
Acquisition of investments accounted for using equity method	6(5)	—	(1,467,675)
Acquisition of property, plant and equipment	6(31)	(4,411,180)	(3,049,643)
Proceeds from disposal of property, plant and equipment		306,634	972
(Increase) decrease in refundable deposits		(80)	492
Decrease (increase) in other current financial assets		436	(7,066)
Increase in other non-current assets		—	(139,304)

Net cash used in investing activities		(4,104,190)	(3,677,474)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		5,247,871	3,820,594
Payments on short-term bank loans		(4,278,518)	(4,969,469)
Proceeds from long-term bank loans		—	10,300,000
Payments on long-term bank loans		(1,124,699)	(6,060,000)
Decrease in guarantee deposits		(33)	(25)
Payments on repurchase of shares	6(16)	—	(1,007,654)
Cash paid in respect of share-based payments		—	(292,623)
Cash paid for capital reorganization	6(29)(31)	—	(3,341,621)
Cash dividend	6(18)	(257,026)	(1,792,553)
Cash distribution from capital surplus	6(18)	(599,728)	—

Net cash used in financing activities		(1,012,133)	(3,343,351)

Net decrease in cash and cash equivalents		(305,039)	(3,162,242)
Cash and cash equivalents at beginning of year		7,297,146	10,459,388

Cash and cash equivalents at end of year		$6,992,107	$7,297,146

The accompanying notes are an integral part of these financial statements.

Attachment 5

ChipMOS TECHNOLOGIES INC.

Earnings Distribution Proposal of 2017

	Unit: NT$
Items
	Amount
	Subtotal	Total	Note
After tax earnings of 2017		$3,026,528,005
Plus: Unappropriated earnings of previous year	1,094,619
Plus: Share-based payment transaction	1,729,658
Plus: Remeasurement of defined benefit plans	42,071,899

Total earnings available for distribution		3,071,424,181

Distribution items
Appropriation of legal reserve		302,652,801
Dividends to shareholders		256,806,318

Unappropriated retained earnings at end of period		2,511,965,062

Chairman: Shih-Jye Cheng	President: Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 6

Proposal of Releasing Directors from Non-Compete Restriction

Title	Name	Holding offices of other company	Address of the China company	Scope of business of the China company	Investment amount and shareholding ratio in the China company

Independent	Yuh-Fong	Consultant of
Director	Tang	Intelligent Silicon	N/A	N/A	N/A
Solution Corporation

Appendix 1

ChipMOS TECHNOLOGIES INC.

Rules and Procedures of Shareholders’ Meeting

I	Shareholders’ meeting of the Company (“Meeting”) shall be conducted in accordance with this Rules and Procedures of the Shareholders’ Meeting (these “Rules and Procedures”).

II	The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff.

A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents. Election ballots shall be furnished as well in the event that director(s) and/or supervisor(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.

III	Attendance and voting at the Meeting shall be based on the number of shares.

IV	The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

V	If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting, and it is advisable to have a majority of the directors of the Board and at least one members of the Audit Committee to attend the Meeting and record their attendance in the minutes of the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting.

VI	The Company may designate its lawyers, certified public accounts or relevant persons to attend the Meeting. Persons handling affairs of the Meeting shall wear an identification card or a badge.

VII	The Company shall record on audio and video tape continuously the entire proceedings of shareholders’ sign-in, Meeting procedures, casting votes and counting votes.

The recording referred to in the preceding paragraph shall be preserved for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

VIII	The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method.

The chairman shall call the Meeting to order at the time scheduled for the Meeting. However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month.

When, prior to conclusion of the Meeting, the attending shareholders represent a majority of the total issued shares, the chairman may resubmit the tentative resolution for a vote by the Meeting pursuant to Article 174 of the Company Act.

IX	A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda.

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period and places for shareholders to submit proposals. Such period shall not be less than 10 days.

A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board. The Meeting shall proceed in accordance with the meeting agenda, unless otherwise resolved by the Meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

X	A shareholder who wishes to speak in the Meeting shall first fill out a speech note, specifying therein the summary of the speech, his/her shareholder’s number (or the number of his/her attendance certificate) and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. Any shareholder who present at the Meeting submits his/her speech note but does not actually speak in the Meeting shall be deemed as no such speech has been made. If the contents of the speech of the shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of other shareholders; otherwise the chairman shall stop such interruption immediately.

XI	Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XII	When a juristic person is appointed to attend the Meeting as proxy, it may designate only one person to represent it in the Meeting. If a juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XIII	After the speech of a shareholder, the chairman may respond by himself/herself or appoint an appropriate person to do so.

XIV	The chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

XV	The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

Election of directors and/or supervisors at the Meeting shall be in accordance with Company’s relevant election rules. Results of the election, including the roster of directors and/or supervisors and the total number of the votes, shall be announced on-site immediately.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year. However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVI	During the Meeting, the chairman may set time for intermission at his/her discretion.

XVII	During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation.

If a Meeting cannot be finished with the agenda (including special motions) while the arranged venue of the Meeting can no longer be used, a resolution to find another place to continue the Meeting may be adopted.

A resolution may be adopted to postpone or continue the Meeting within 5 days according to Article 182 of the Company Act.

XVIII	Shareholders of the Company may exercise their voting rights in writing or by electronic method. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders.

The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting Exercising via the same method he/she took previously to serve his/her Voting Exercising to the Company by at least two(2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail.

Unless otherwise provided in the Company Act or the Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting. However, if there is no objection, after consulted by the chairman, it shall be deemed as adopted and its effectiveness is same as the resolution of vote.

XIX	If there is an amendment or alternative for a proposal, the chairman shall determine the sequence of voting for the amended proposal and the original proposal. If any one of the above has been resolved, the others shall be deemed vetoed and no further voting is necessary.

XX	The chairman may engage disciplinary officers (or security personnel) to assist to keep the order of the Meeting. Such disciplinary officers (or security personnel) shall wear a badge marked “Disciplinary Officers”.

XXI	In regard to all matters not provided herein, the provisions provided in the Company Act and the Articles of Incorporation of the Company shall govern.

XXII	These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015.

Appendix 2

Articles of Incorporation

OF

ChipMOS TECHNOLOGIES INC.

SECTION I GENERAL PROVISIONS

Article 1

The Company has been incorporated as a company limited by shares under the Company Act. The name of the Company is in Chinese, and “ChipMOS TECHNOLOGIES INC.” in English.

Article 2

The scope of business of the Company shall be as follows:

CC01080	Electronic Parts and Components Manufacturing,
I501010	Product Designing,
F119010	Wholesale of Electronic Materials,
CC01120	Data Storage Media Manufacturing and Duplicating, and
F401010	International Trade (limited to the import and export of the registered business items)

The research, development, production, manufacturing, and sales of the products listed below:

1. Assembly and testing services for functional highly integrated memory semiconductors (principal products are DRAM with 64Mb, 256Mb and above).

2. Assembly and testing services for mixed-signal products and its modules.

3. Assembly and testing services for flat-panel display (FPD) driver ICs and FPD driver modules.

4. LCOS optical engine sub-systems.

5. Surface-mount technology and its related products.

6. Trading (import and export) of the products relating to the above.

Article 3

The Company may conduct investment which is necessary for its business operations, and may act as a shareholder with limited liability of another company by the resolution of the Board of Directors. The total amount of the Company’s investment shall not be subject to the restriction of the total amount of the investment provided in Article 13 of the Company Act.

Article 4

The Company may provide guarantee for its affiliated companies as required by its business operations in accordance with the operational procedures for endorsements and guarantees.

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities.

Article 6

Public announcements of the Company shall be made in accordance with Article 28 of the Company Act.

SECTION II CAPITAL STOCK

Article 7

The total capital of the Company shall be in the amount of 9,700,000,000 New Taiwan Dollars, divided into 970,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need.

970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.

Article 7-1

If the Company issues the employee stock options after the Company has been listed on a stock exchange, the Company may issue the employee stock options at a price below the market price; provided however, that such issuance shall be adopted by two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares. The employee stock options may be issued in installments within a year after the resolution of the shareholders’ meeting.

In the event that the Company buys back treasury stocks and transfers them to the employees at a price below the average buy-back price, before making the transfer, the Company shall obtain the approval of two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares.

Article 8

The stock certificates of the Company shall be in a name-bearing form, and shall be made in accordance with the relevant regulations of the Company Act. The shares may be issued without printing share certificates; provided however, that the shares issued without share certificates shall be registered with a centralized securities depository enterprise.

Article 9

All shareholders shall file their respective chop specimen with the Company for the Company’s record. The chop specimen shall be used for identification in drawing dividends or exercising shareholders’ rights in written form. Share transfer, bestow, creation and rescission of share pledge, loss, destruction or other matters related to the shares shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations.

The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and related laws and regulations.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

SECTION III SHAREHOLDERS’MEETING

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies. The voting at the shareholders’ meeting of the Company may be conducted in written form or via electronic methods. The written or electronic voting shall be conducted in accordance with the relevant laws and regulations.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders’ meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 12

For shareholders of the Company, each share shall be entitled to one vote. However, shares held in accordance with Article 179 of the Company Act or relevant laws and regulations do not have any voting right.

Article 12-1

In case the sole shareholder of the Company is an institutional shareholder, the function of the shareholders’ meeting of the Company shall be exercised by the board of directors, and the stipulations with regard to shareholders’ meetings herein shall not be applicable.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares, in person or by proxy. If there is no disagreement raised by the shareholders present after the chairperson’s inquiry, the resolution shall be deemed as adopted, and the effectiveness thereof shall be the same as a resolution adopted by vote.

Article 13-1

In case the Company plans to revoke its public company status, the revocation shall be subject to a resolution of the shareholders’ meeting. This provision shall not be modified when the stocks of the Company are registered with the Emerging Stock Market or the Company is listed on a stock exchange.

Article 14

The shareholders’ meeting shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Paragraph 3, Article 208 of the Company Act.

In the event that the shareholders’ meeting is convened by a person who has the right to do so other than the board of directors, the convener shall preside over the meeting. In the event that there is more than one convener, the chairperson of the meeting shall be selected from among themselves.

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the results of the meeting, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed.

The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

SECTION IV DIRECTORS

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders’ meeting among persons of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of independent directors. The independent directors shall be elected by the shareholders from the list of candidates. The professional qualifications, shareholding, term, and restrictions on holding concurrent positions, nomination and election methods of the independent directors shall be handled in accordance with relevant laws and regulations issued by securities authorities.

In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable. The matters with regard to the acceptance and announcement of the nomination of independent directors shall be handled in accordance with the laws and regulations relating to the Company Act and the Securities and Exchange Act, and the Company’s rules relating to the election of directors.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors. The audit committee or the members of the audit committee shall perform the responsibilities of supervisors under the Company Act, Securities and Exchange Act, and other relevant laws and regulations.

Article 17

The board of directors consists of directors. The chairperson of the board of directors shall be elected from among the directors by a majority vote at a meeting attended by two-thirds or more of the directors. The chairperson of the board of directors shall act in his capacity to represent the Company externally and shall comply with Article 195 of the Company Act.

The chairperson of the board of directors shall preside over the shareholders’ meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via video conference, the directors who attend the meeting via video conference shall be deemed as attending the meeting in person.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least once every three months. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

The stipulation regarding the meeting minutes for shareholders’ meeting under Article 15 shall be applied to the board of directors meetings, mutatis mutandis.

Article 19

The board of directors has the authority to:

1.	review the business policy and mid-term and long-term development plan;

2.	review and supervise the operation of the annual business plan;

3.	review and approve the budget and review the settlement of accounts;

4.	review plans for increase or decrease in capital;

5.	review proposals for the distribution of profits or covering of losses;

6.	review and approve material agreements;

7.	submit the proposal to the shareholders’ meeting with regard to distribution of profits, amendment of the Articles of Incorporation, change of capital, and dissolution or merger of the Company;

8.	review and approve the charter documents and important business rules of the Company;

9.	approve material project of capital expenditure;

10.	appoint and terminate the president and vice president(s);

11.	execute the resolutions of the shareholders’ meeting;

12.	hold the shareholders’ meeting and prepare business reports; and

13.	handle other matters required or permitted by the law.

Article 20

The scope of authority of the audit committee shall be the performance of the responsibilities of supervisors specified under the Company Act, Securities and Exchange Act and other relevant laws and regulations, and the authorities stipulated under the charter document in respect of the audit committee of the Company.

Article 21

The resolution of the audit committee shall be adopted with the consent of the majority of the committee members.

Article 21-1

The board of directors is authorized to determine the remuneration of all directors based on the level of involvement of and the value of contribution by the directors, taking into account the level of remuneration given by companies in the same industry.

Article 21-2

The Company may purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

SECTION VOFFICERS

Article 22

The Company shall appoint one president and one or more vice presidents based on its business needs. The president shall be nominated by the chairperson of the board of directors and comply with Article 29 of the Company Act.

Article 23

The president shall act in accordance with the instructions of the chairperson of the board of directors and manage the business of the Company in accordance with the resolutions of the board of directors and shareholders’ meeting and these Articles of Incorporation. Except for the vice presidents, the president may nominate other officers and has the right of performance evaluation. The vice presidents shall assist the president in the daily operation of the Company.

SECTION VIACCOUNTING

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders’ meeting, and then submit such reports to the annual shareholders’ meeting for recognition:

1.	a business report;

2.	financial statements; and

3.	a proposal on the distribution of profits or covering of losses.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors and supervisors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors and supervisors at the rates stated above.

Article 25-1

Upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the board of directors sets aside a reserve based on the Company’s operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders’ meeting.

A proposal on the distribution of dividends shall be submitted by the board of directors annually to the shareholders’ meeting, and be based on factors such as past years’ profit, the current and future investment environment, the Company’s capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

SECTION VII SUPPLEMENTARY PROVISIONS

Article 26

The internal organization of the Company and the detailed procedures of business operation shall be determined separately by the board of directors.

Article 27

Matters not provided for in these Articles of Incorporation shall be handled in accordance with the Company Act.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Appendix 3

ChipMOS TECHNOLOGIES INC.

Shareholdings of All Directors

		Record date: April 28, 2018
Title	Name	Number of shares held when elected	Number of shares held at present	Percentage of issued shares

Chairman	Shih-Jye Cheng	5,050,000	5,530,000	0.62%
Director	Wen-Ching Lin	4,000,200	4,000,200	0.45%
Director	Yu-Hu Liu	0	0	0%
Independent Director	Chin-Shyh Ou	0	0	0%
Independent Director	Tai-Haur Kuo	0	0	0%
Independent Director	Yu-Fang Tang	0	0	0%
Independent Director	Cho-Lien Chang	0	0	0%
Independent Director	Kuei-Ann Wen	0	0	0%
Shareholdings of All Directors		9,050,200	9,530,200	1.07%

Note: 1.	As of April 28, 2018, the total amount of issued shares of the Company is 886,144,061 shares.
2.	The number of independent directors exceeds half of the total number of directors of the Company and Audit Committee is set up pursuant to the laws. Therefore, the provisions of minimum percentage requirements for the shareholding of directors and supervisors shall not be applied.